Exhibit 12.1
Statement re Computation of Ratios under IFRS

	Nine months ended
	Sept. 30,	Sept. 30,	Year ended December 31,
(in millions of euros)	2006	2005	2005	2004

Interest expensed or capitalized	17.6	25.5	35.4	22.4
Amortized premiums/interest related to indebtedness	1.6	4.0	11.2	1.4
Preference security dividend	—	—	—	—
Interest within rental expense	—	—	—	—
Preference security dividends	—	—	—	—

Total fixed charges	19.2	29.5	46.6	23.8

Pre-tax income from continuing operations	167.0	(18.4)	6.8	(4.8)
Excluding variance on derivative	23.0	38.0	11.5	23.5
Fixed charges	15.2	29.5	46.6	23.8
Amortization of capitalized interest	—	—	—	—
Distributed income to investees	—	—	—	—
Share pre-tax losses	—	—	—	—

Total earnings	209.2	49.1	64.9	42.5
Ratio of earnings to fixed charges	10.9x	1.7x	1.4x	1.8x
(Deficit)	Excess	Excess	Excess	Excess
Statement re Computation of Ratios Under US Gaap

	Nine months ended				Year ended

	Sept. 30		Sept. 30		Dec-31		Dec-31		Dec-31		Dec-31		Dec-31
In millions of euros	2006		2005		2005		2004		2003		2002		2001

	restated
Interest expensed or capitalised	17.6		25.5		35.4		22.4		25.1		28.5		23.0
Amortized premiums, interest related to indebtedness	1.6		4.0		11.2		1.4		1.6		1.8		0.0
Preference security dividends
Interest within rental expenses
Preference Security Dividends

Total Fixed Charges	19.2		29.5		46.6		23.8		26.7		30.3		23.0

Pre-tax income from continuing	136.6		1.7		31.5		(4.2)		(7.0)		43.3		32.7
Excluding variance on derivative	23.0		38.0		11.5		23.5
Excluding equity in income of investees	(8.9)		(9.6)		(13.0)		(10.3)		(6.5)		(6.4)		(8.8)
Fixed charges	19.2		29.5		46.6		23.8		26.7		30.3		23.0
Amortization of capitalized interest
Distributed income of investees
Share pre-tax losses

Total earnings	169.9		59.6		76.6		32.8		13.2		67.2		46.9

Ratio of Earnings to Fixed Charges Deficit)	8.8	x	2.0	x	1.6	x	1.4	x	0.5	x	2.2	x	2.0	x
(Deficit)	Excess		Excess		Excess		Excess		(13.5)		Excess		Excess